Exhibit 12.1

NGL ENERGY PARTNERS LP AND SUBSIDIARIES AND NGL SUPPLY, INC.

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio amounts)

	NGL Energy Partners LP			NGL Supply, Inc.
	Six Months		Six Months	Six Months
	Ended	Year Ended	Ended	Ended	Year Ended	Year Ended	Year Ended
	September 30,	March 31,	March 31,	September 30,	March 31,	March 31,	March 31,
	2012	2012	2011	2010	2010	2009	2008

EARNINGS:

Income (loss) from continuing operations before income taxes	$(14,092)	$8,465	$12,679	$(3,977)	$6,108	$8,124	$2,532
Loss (income) from continuing operations before income taxes attributable to noncontrolling interests	51	12	—	45	6	80	29
Fixed charges	24,010	9,354	2,761	597	1,149	2,086	1,465

Total earnings	$9,969	$17,831	$15,440	$(3,335)	$7,263	$10,290	$4,026

FIXED CHARGES:

Interest expense	$12,492	$7,620	$2,482	$372	$668	$1,621	$1,061
Loss on early extinguishment of debt	5,769	—	—	—	—	—	—
Portion of rental expense estimated to relate to interest (1)	5,749	1,734	279	225	481	465	404

Total fixed charges	$24,010	$9,354	$2,761	$597	$1,149	$2,086	$1,465

Ratio of earnings to fixed charges	(2)	1.91	5.59	(3)	6.32	4.93	2.75

(1) Represents one-third of the total operating lease rental expense, which is that portion estimated to represent interest.

(2) Due to the Partnership’s loss for the period, the ratio was less than 1:1 for the six months ended September 30, 2012. The Partnership would have needed to generate an additional $14.0 million of earnings to achieve a ratio of 1:1.

(3) Due to NGL Supply, Inc.’s loss for the period, the ratio was less than 1:1 for the six months ended September 30, 2010. NGL Supply, Inc. would have needed to generate an additional $3.9 million of earnings to achieve a ratio of 1:1.